FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 20 DATED APRIL 9, 2007
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus and Prospectus Supplement No. 19 thereto, dated March 22, 2007. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT, to change the suitability standards for new Kansas investors and to update the prior performance tables in the Prospectus.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of April 9, 2007, we had received aggregate gross offering proceeds of approximately $60 million from the sale of approximately 6 million shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed $6 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $4.8 million in selling commissions and dealer manager fees, and $1.2 million in other organization and offering expenses, as of April 9, 2007, we had raised aggregate net offering proceeds of approximately $60 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.
Suitability Standards

Standards for investors from Kansas

•  The investor has either (a) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (b) a net worth of at least $250,000. “It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.”

Prior Performance

The prior performance information that was included in the Prospectus has been revised in this prospectus. The prior performance information that was included in the Prospectus dated May 23, 2005 suggested that certain performance data for the private programs of our sponsor, The Lightstone Group, was presented according to generally accepted accounting principles in the United States, or GAAP. However, our Sponsor’s private programs can and do report their results on a full accrual income tax basis, not a GAAP basis. All of the program data in the Prior Performance Tables included in the Prospectus was reported on a full accrual income tax basis only. Neither our sponsor nor its affiliates have operated any public programs that would be required to be reported according to GAAP, as explained in more detail in our Prior Performance Summary below. All of the program data included in this prospectus in the Prior Performance Tables below is reported on a full accrual income tax basis only.

Investors should understand that the results of private programs may be different if they were reported on a GAAP basis. Some of the major differences between GAAP accounting and income tax accounting that impact the accounting for investments in real estate are described in the following paragraphs:

•  GAAP requires that, when reporting lease revenue, the minimum annual rental revenue be recognized on a straight-line basis over the term of the related lease, whereas the cash method of accounting for income tax purposes requires recognition of income when cash payments are actually received from tenants, and the accrual method of accounting for income tax purposes requires recognition of income when the income is earned pursuant to the lease contract.

•  GAAP requires that when an asset is considered held for sale, depreciation ceases to be recognized on that asset, whereas for income tax purposes, depreciation continues until the asset either is sold or is no longer in service.

•  GAAP requires that when a building is purchased certain intangible assets (such as above- and below-market leases, tenant relationships and in-place lease costs) are allocated separately from the building and are amortized over significantly shorter lives than the depreciation recognized on the building. These intangible assets are not recognized for income tax purposes and are not allocated separate from the building for purposes of tax depreciation.

Prior Performance Tables

The following introduction provides information relating to real estate investment programs sponsored by the sponsor or its affiliates (“Prior Programs’). Neither our sponsor nor its affiliates have operated any public programs and these tables aggregate all 14 of their prior private programs to which third parties contributed capital. These programs are substantially similar to our program because they invested in the same property types (i.e. retail, residential, industrial and office) that we intend to acquire and had the same objectives as we do. These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2006. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by The Lightstone Group. During the five years ending December 31, 2006, The Lightstone Group sponsored programs that have investment objectives similar to ours.

Prospective investors should read these tables carefully together with the summary information concerning the prior programs as set forth in “Prior Performance Summary” elsewhere in this prospectus.

INVESTORS IN LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC. WILL NOT OWN ANY INTEREST IN THE PRIOR PROGRAMS AND SHOULD NOT ASSUME THAT THEY WILL EXPERIENCE RETURNS, IF ANY, COMPARABLE TO THOSE EXPERIENCED BY INVESTORS IN THE PRIOR PROGRAMS.

Additional information about these tables can be obtained by calling us at (732) 367-0129.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•  “Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•  “Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•  “GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•  “Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•  “Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•  “Return of Capital” refers to distributions to investors in excess of net income.

Table I

EXPERIENCE IN RAISING AND INVESTING FUNDS(1)
(UNAUDITED)

Table I provides a summary of the experience of The Lightstone Group as a sponsor in raising and investing funds in programs for which the offerings closed between December 31, 2004 and December 31, 2006. Information is provided as to the manner in which the proceeds of the offerings have been applied, the timing and length of these offerings and the time period over which the proceeds have been invested.

	2004(1)	2005	2006

Dollar Amount Offered (total equity)	—	$32,309,705	$3,615,938
Dollar Amount Raised from Investors	—	$16,547,212	$590,600
Dollar Amount Raised from Sponsor and Affiliates	—	$15,762,493	$3,025,338
Total Dollar Amount
Less offering expenses:	—	—	—
Selling commissions and discounts	—	—	—
Retained by affiliates	—	—	—
Organizational expenses	—	—	—
Other (explain)	—	—	—

Reserves:
Percent available for investment	—	100.0%	100.0%
Acquisition costs:
Prepaid items and fees related to purchase of property	—	5.2%	11.3%
Cash down payment—(deposit)	—	19.4%	7.3%
Acquisition fees	—	—	—
Other (explain)	—	—	—

Total acquisition cost (purchase price + closing costs)	—	$176,892,318	$14,907,226

Percent leverage (mortgage financing divided by total)	—	74.6%	81.4%

Number of Offerings in the Year	—	3	1

Length of offerings (in months)	—	1 (2)	1 (2)

Month(s) to invest 90% of amount available for investment	—	1 (2)	1 (2)

(1)	This table only includes information regarding programs with respect to which The Lightstone Group raised capital from third parties. No programs were offered or closed during 2004.

(2)
All properties in these programs were acquired by our sponsor before it identified investors to invest in the properties. As such, the concept of a time period during which our sponsor invested 90% of the amount available for investment is inapplicable here. However, the periods provided in the “Length of offerings (in months)” row indicate the time spent raising money after our sponsor entered into a definitive agreement to acquire a property but before closing on the acquisition (and during which it received investments from third parties).

Table II

COMPENSATION TO SPONSOR(1)
(UNAUDITED)

Table II summarizes the amount and type of compensation paid to Lightstone and its affiliates from prior programs during the three years ended December 31, 2006.

	No Programs were offered or closed in 2004	Compensation for 3 programs that closed in 2005	Compensation for 1 program that was received in 2006	Compensation for all other programs that was received in 2004	Compensation for all other programs that was received in 2005	Compensation for all other programs that was received in 2006
Date offering commenced	n/a	2005	2006	n/a	n/a	—
Dollar amount raised	$-	$32,309,705	$3,615,938	$20,275,000	$20,275,000	$52,584,705
Amount paid to sponsor from proceeds of offering:	—		—	—	—	—
Underwriting fees	—		—	—	—	—
Acquisition fees	—		—	—	—	—
-Real estate commissions	—		—	—	—	—
-Advisory fees	—		—	—	—	—
-Other (identify and quantify)	—		—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsor	—	3,756,551	$2,901,717	27,972,970	117,713	$21,715,598
Actual amount paid to sponsor from operations:
Property management fees	—	647,706	$38,579	1,133,895	1,402,110	$2,273,095
Partnership management fees	—	—	—	—	—	—
Reimbursements	—	—	—	—	—	—
Leasing commissions	—	—	—	—	—	—
Other—Distributions from operations	—	4,944	—	7,538,618	3,799,632	$350,985
Dollar amount of property sales and refinancing before deducting payment to sponsor
-Cash	—	—	—	—	166,878,403	150,802,680
-Notes	—	—	—	—	—	—
Amount paid to sponsor from property sale and refinancing:
Real estate commissions	—	—	—	—	—	—
Incentive fees	—	—	—	—	—	—
Other - Distributions from refinancing	—	—	—	—	102,631,322	17,859,000

(1)	This table only includes information regarding programs with respect to which The Lightstone Group raised capital from third parties.

Table III
OPERATING RESULTS OF PRIOR PROGRAMS(1)
(UNAUDITED)

Table III summarizes the operating results of The Lightstone Group’s prior programs, the offerings of which have closed since December 31, 2001. All figures are as of December 31 of the year indicated.

	2002	2003		2004		2005		2006
Number of Programs(2)	6	10		10		13		14
Gross Revenues	$14,893,296	$35,572,763		$181,864,580		$195,289,440		$230,067,167
Profit (loss) on sales of properties	n/a	n/a		n/a		2,138,650		(5,432,662)
Less: Operating expenses	$5,097,112	$14,766,031		$94,151,328		$103,071,998		$116,478,690
Interest expense	$5,894,191	$12,149,255		$53,126,077		$82,461,253		$87,998,324
Depreciation	$2,747,760	$9,025,892		$37,249,163		$52,086,555		$44,432,971
Net Income—Tax Basis	$1,154,203	$(609,140)		$(48,837,745)	(3)	$(10,965,329)	(3)	$(17,458,029)	(3)
Taxable Income (Loss)
From operations	$1,533,769	$(4,836,381)	(4)	$(23,883,141)	(4)	$(13,103,979)		$(12,025,367)
From gain (loss) on sale	—	—		—		$2,138,650		$(5,432,662)
Cash generated from operations	$3,116,698	$6,739,211		$26,839,075		$1,824,448		$24,617,315
Cash generated from sales	—	—		—		$5,048,636		$14,693,949
Cash generated from refinancing	—	—		—		$166,878,403		$150,802,680
Cash generated from operations, sales and refinancing	$3,116,698	$6,739,211		$26,839,075		$173,751,487		$190,113,944
Less: Cash distribution to investors
From operating cash flow	$700,500	$1,290,447		$3,642,500		$1,824,448		$2,525,791
From sales and refinancing	—	—		—		$60,143,564		$13,968,828
From other	—	—		—		$1,033,886		$-
Cash generated after cash distributions	$2,416,198	$5,448,764		$23,196,575		$110,749,590		$173,619,325
Less: Special items	n/a	n/a		n/a
Cash generated after cash distributions and special items	$2,416,198	$5,448,764		$23,196,575		$110,749,590		$173,619,325
Tax and distribution data per $1,000 invested	—	—		—		—		—
Federal income tax results:
Ordinary income (loss)
-from operations	1,533,769	$(4,836,381)	(4)	$(23,883,141)	(4)	$(10,965,329)		$(12,025,367)
-from recapture	—	—		—		—		—
Capital gain (loss)	—	—		—		—		—
Cash distributions to investors Source (on Tax basis)
-Investment Income	700,500	1,290,747		3,642,500		58,801,897		$16,494,619
-Return of capital	—	—		—		4,200,000		—
Source (on cash basis)
-Sales	—	—		—		—		—
-Refinancing	—	—		—		60,143,564		$13,968,828
-Operations	700,500	1,290,747		3,642,500		1,824,448		$2,525,791
-Other	—	—		—		1,033,886		—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100.0%	100.0%		100.0%		98.6%		96.6%

(1)	This table only includes information regarding programs with respect to which The Lightstone Group raised capital from third parties.
(2)	Including prior years.
(3)
Pursuant to the acquisition agreement, Lightstone was required to purchase the entire Prime portfolio. However, its acquisition strategy contemplated retaining only some of the assets and the release of other properties to the lenders. Impairment charges, net of gains from early extinguishments of debt, have been recognized on assets that have been surrendered to lenders through deed in lieu of foreclosure transactions or foreclosure transactions.

(4)
Lightstone’s 2003 tax loss was due, for the most part, to cost segregation studies that were performed in connection with its acquisition of the Prime Portfolio for the purpose of increasing its depreciation deductions.

Table IV

RESULTS OF COMPLETED PROGRAMS OF THE SPONSOR AND ITS AFFILIATES

NOT APPLICABLE

Table V

SALES OR DISPOSALS OF PROPERTIES

Property	Date Acquired	Date of Sale	Cash received Net of Closing Costs	Mortgage Balance at Time of Sale	Total
Prime Outlets - Anderson	Dec-03	Jul-05	$941,088	$8,739,063	$9,680,151

Prime Outlets - Odessa	Dec-03	Dec-05	$4,107,549	-	$4,107,549

Prime Outlets - Morrisville	Oct-91	Mar-06	$1,562,128	$6,081,400	$7,643,528

Prime Outlets - Warehouse Row	Jun-04	Oct-06	$13,131,821	$-	$13,131,821

	Cost of Properties Including Closing and Soft Costs

Property	Original Mortgage Financing	Cash Acquisition Costs, Capital Improvements, Closing and Soft Costs	Total	Excess(Deficiency) Cash over Cash Expenditures
Prime Outlets - Anderson	$3,988,173	$7,666,150	$11,654,323	$(1,974,172)

Prime Outlets - Odessa	$-	$2,887,658	$2,887,658	$1,219,891

Prime Outlets - Morrisville	$-	$19,780,805	$19,780,805	$(12,137,277)

Prime Outlets - Warehouse Row	$-	$5,882,710	$5,882,710	$7,249,111

[Lightstone - Update as applicable.]